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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

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                           SCHEDULE 13E-3

                  Rule 13e-3 Transaction Statement
 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

              INVESTORS HERITAGE LIFE INSURANCE COMPANY
                        (Name of the Issuer)

                      KENTUCKY INVESTORS, INC.
              (Name of the Person(s) Filing Statement)

               Common Stock $1.00 Par Value Per Share
                   (Title of Class of Securities)

                              461560104
                (Cusip Number of Class of Securities)

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                        Robert M. Hardy, Jr.
                         200 Capital Avenue
                     Frankfort, Kentucky  40601
                      Telephone: (502) 223-2361
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                           ---------------
                              Copy To:

                       Alex P. Herrington, Jr.
                          Stites & Harbison
                 400 West Market Street, Suite 1800
                  Louisville, Kentucky  40202-3352
                      Telephone: (502) 587-3400
This statement is filed in connection with (check the appropriate box):
  (a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  (b) [X] The filing of a registration statement under the Securities Act of 1933.
  (c) [  ] A tender offer.
  (d) [  ] None of the above.
  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
[  ]

                     CALCULATION OF FILING FEE:

        =====================================================
        TRANSACTION VALUATION*         AMOUNT OF FILING FEE**
        ----------------------         ----------------------
              $5,821,943                       $1,164
        =====================================================

* For purposes of calculating the fee only. The amount assumes the exchange of 235,230 shares of Common Stock, par value $1.00 per share, of Investors Heritage Life Insurance Company for 291,685
  shares of Common Stock, par value $1.00 per share, of Kentucky
  Investors, Inc. at $24.75 per share, as computed based upon the average of the bid and asked per share prices of Investors
  Heritage common stock as reported on the OTC Bulletin Board on
  September 22, 1999, for shares not owned by the persons filing this statement.
**The amount of the filing fee calculated in accordance with
  Regulation 240.0-11 of the Securities Exchange Act of 1934 equals
  1/50th of 1% of the value of the shares to be exchanged.
[X]    Check box if any part of the fee is offset as provided by
  Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
  registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:  $1,619    Filing party:  Kentucky Investors, Inc.
Form or registration no.: Form S-4   Date filed:  September 28, 1999

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                            INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to a Share Exchange Agreement, dated as of September 24, 1999 (as amended from time to time, the "Share Exchange Agreement"), between Investors Heritage Life Insurance Company, a Kentucky corporation ("Investors Heritage"), and Kentucky Investors, Inc., a Kentucky corporation ("Kentucky Investors"), pursuant to which Kentucky Investors will exchange 1.24 shares of its common stock for one share of Investors Heritage common stock (the "Share Exchange"). A copy of the Share Exchange Agreement is filed as Annex A to the Proxy Statement/Prospectus (the "Proxy Statement") filed as part of Form S-4 Registration Statement by Kentucky Investors with the Securities and Exchange Commission (the "Commission") on the date hereof. This Schedule 13E-3 is being filed by Kentucky Investors.

     The following responses and cross-references are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in (1) the Proxy Statement (including all annexes thereto); (2) the 1998 Investors Heritage Life Insurance Company and Kentucky Investors, Inc. Annual Report (the "1998 Annual Report"); (3) the Kentucky Investors, Inc. Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 Kentucky Investors Form 10-K"); (4) the Proxy Statement for the Investors Heritage Life Insurance Company Meeting of Stockholders on May 13, 1999 (the "1999 Investors Heritage Proxy Statement"); (5) the Proxy Statement for the Annual Meeting of Stockholders of Kentucky Investors, Inc. on May 13, 1999 (the "1999 Kentucky Investors Proxy Statement"); and (6) the Investors Heritage Life Insurance Company Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "Investors Heritage June 30, 1999 Form 10-Q") (collectively, the "Disclosure Documents"), of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Disclosure Documents is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Disclosure Documents.

                        CROSS REFERENCE SHEET

Item in Schedule 13E-3           Disclosure Documents
----------------------           --------------------

Item 1(a).............   Proxy Statement:  Summary--The
                         Companies

Item 1(b).............   Not contained in the Proxy Statement

Item 1(c)-(d).........   Proxy Statement:  Comparative Per
                         Share Market Price and Dividend
                         Information

Item 1(e).............   Not applicable

Item 1(f).............   Not contained in the Proxy Statement

Item 2(a)-(g).........   Proxy Statement:  Share Exchange
                         Proposed--Your Vote is Very Important;
                         Summary--The Companies; 1998 Kentucky
                         Investors Form 10-K:  Directors and
                         Executive Officers; 1999 Kentucky
                         Investors Proxy Statement:  Election of
                         Directors

Item 3(a)(1)..........   Not applicable

Item 3(a)(2)..........   Proxy Statement:  The Share Exchange-
                         -Background of the Share Exchange

Item 3(b).............   Proxy Statement:  The Share Exchange-
                         -Background of the Share Exchange

Item 4(a)-(b).........   Proxy Statement:  Share Exchange
                         Proposed--Your Vote is Very Important;
                         Questions and Answers about the Kentucky
                         Investors/Investors Heritage Share
                         Exchange; Summary--The Share Exchange; The
                         Share Exchange--General; Annex A--Share
                         Exchange Agreement

Item 5(a)-(e) and (g).   Not applicable

Item 5(f).............   Proxy Statement:  Effect of Share
                         Exchange on OTC Bulletin Board Listings

Item 6(a).............   Proxy Statement:  Share Exchange
                         Proposed-Your Vote is Very Important;
                         Questions and Answers about the Kentucky
                         Investors/Investors Heritage Share
                         Exchange; Summary--The Share Exchange; The
                         Share Exchange Agreement--General; Opinion of Financial Advisor

Item 6(b).............   Not contained in Proxy Statement

Item 6(c)-(d).........   Not applicable

Item 7(a)-(c).........   Proxy Statement:  Questions and
                         Answers about the Kentucky
                         Investors/Investors Heritage Share
                         Exchange; The Share Exchange--Background of the Share Exchange; The Share Exchange-
                         -Kentucky Investors' Reasons for the Share
                         Exchange; The Share Exchange--Investor
                         Heritage's Reasons for the Share Exchange;
                         Recommendation of the Investors Heritage
                         Board

Item 7(d).............   Proxy Statement:  Share Exchange
                         Proposed--Your Vote is Very Important;
                         Questions and Answers about the Kentucky
                         Investors/Investors Heritage Share
                         Exchange; Summary--Ownership of Kentucky
                         Investors Following the Share Exchange;
                         Summary--The Share Exchange; Comparative
                         Historical and Pro Forma Per Share Data;
                         The Share Exchange--United States Federal
                         Tax Considerations; Opinion of Financial
                         Advisor

Item 8(a).............   Proxy Statement: Summary--The Share
                         Exchange; The Share Exchange--Background of the Share Exchange; Opinion of Financial Advisor

Item 8(b).............   Proxy Statement:  The Share Exchange-
                         -Kentucky Investors' Reasons for the Share
                         Exchange; The Share Exchange--Investors
                         Heritage's Reasons for the Share Exchange;
                         Recommendation of the Investors Heritage
                         Board; Opinion of Financial Advisor

Item 8(c).............   Proxy Statement:  Summary--Vote
                         Required to Approve the Share Exchange;
                         The Special Meeting--Voting Rights; Votes
                         Required for Approval

Item 8(d).............   Proxy Statement:  Summary--The Share
                         Exchange; The Share Exchange--Background of the Share Exchange; Opinion of Financial Advisor

Item 8(e).............   Proxy Statement:  The Share Exchange-
                         -Background of the Share Exchange

Item 8(f).............   Not applicable

Item 9(a).............   Proxy Statement:  Summary--The Share
                         Exchange; The Share Exchange--Background of the Share Exchange; Opinion of Financial Advisor

Item 9(b)(1)-(5)......   Proxy Statement: Summary--The Share
                         Exchange; The Share Exchange--Background of the Share Exchange; Opinion of Financial Advisor

Item 9(b)(6)..........   Proxy Statement:  Opinion of
                         Financial Advisor

Item 9(c).............   Proxy Statement:  Where You Can Find
                         More Information

Item 10(a)............   1999 Investors Heritage Proxy
                         Statement:  Voting Securities; Election of
                         Directors

Item 10(b)............   Not applicable

Item 11...............   Proxy Statement:  The Share Exchange
                         Agreement--Investors Heritage Board and
                         Stockholders Meeting; Annex A--Share
                         Exchange Agreement

Item 12(a)............   Proxy Statement:  Summary--The Share
                         Exchange; The Share Exchange--Background of the Share Exchange; The Share Exchange-
                         -Kentucky Investors' Reasons for the Share
                         Exchange; Interests of Certain Persons in the Share Exchange

Item 12(b)............   Not contained in the Proxy Statement

Item 13(a)............   Proxy Statement:  Summary--The Share
                         Exchange; The Share Exchange--Dissenters'
                         Rights of Investors Heritage Stockholders;
                         and Annex C--Subtitle 13 of Chapter 271B of the Kentucky Revised Statutes

Item 13(b)-(c)........   Not applicable

Item 14(a)(1).........   1998 Annual Report:  Consolidated
                         Financial Statements and Notes appearing on pages 30 to 47

Item 14(a)(2).........   Investors Heritage June 30, 1999 Form
                         10-Q:  Part I, Item 1, Unaudited
                         Consolidated Financial Statements

Item 14(a)(3).........   Not applicable

Item 14(a)(4).........   Proxy Statement:  Comparative
                         Historical and Pro Forma Per Share Data

Item 14(b)(1)-(2).....   Proxy Statement:  Comparative
                         Historical and Pro Forma Per Share Data;
                         Unaudited Pro Forma Financial Data

Item 14(b)(3).........   Proxy Statement:  Comparative
                         Historical and Pro Forma Per Share Data

Item 15(a)............   Proxy Statement:  Questions and
                         Answers about the Kentucky
                         Investors/Investors Heritage Share
                         Exchange; The Special Meeting--Voting of
                         Proxies

Item 15(b)............   Not applicable

Item 16...............   Proxy Statement

Item 17...............   Separately included herewith


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) Investors Heritage is the issuer of the securities subject to this Schedule 13E-3. The information set forth in the section entitled "Summary--The Companies" in the Proxy Statement is incorporated herein by reference.

     (b)  Investors Heritage has 904,784 shares of Common Stock,
$1.00 par value, outstanding as of September 24, 1999. The approximate number of holders of record is 2,525 as of September
24, 1999.

     (c)-(d)   The information set forth in the section entitled
"Comparative Per Share Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.

     (e)  Not applicable.

     (f)

                            NUMBER OF                     AVERAGE
                              SHARES        RANGE OF      PURCHASE
        QUARTER ENDED       PURCHASED     PRICES PAID      PRICE
        -------------       ---------     -----------      -----
1997
  First Quarter..............     69     $26.00 - $26.00   $26.00
  Second Quarter.............      7     $26.00 - $26.00   $26.00
  Third Quarter..............     60     $26.00 - $26.00   $26.00
  Fourth Quarter.............      2     $26.00 - $26.00   $26.00
1998
  First Quarter..............  1,573     $26.00 - $26.00   $26.00
  Second Quarter.............  6,298     $26.50 - $28.00   $27.724
  Third Quarter..............  4,659     $27.00 - $28.00   $27.635
  Fourth Quarter.............  1,010     $25.00 - $26.00   $25.406
1999
  First Quarter..............      0          0 - 0          0
  Second Quarter.............     33     $23.50 - $25.00   $23.773
  Third Quarter (through
    September 27, 1999)......    162     $23.50 - $23.50   $23.50

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(g) This Statement is being filed by Kentucky Investors. The information set forth in the sections entitled "Share Exchange Proposed-Your Vote is Very Important" and "Summary--The Companies" in the Proxy Statement, in Item 10 Directors and Executive Officers of the Registrant in the 1998 Kentucky Investors Form 10-K and in the section entitled "Election of Directors" in the 1999 Kentucky Investors Proxy Statement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1)    Not applicable.

        (2)    The information set forth in the section entitled
"The Share Exchange--Background of the Share Exchange" in the Proxy Statement is incorporated herein by reference.

     (b)  The information set forth in the section entitled "The
Share Exchange--Background of the Share Exchange" in the Proxy
Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)-(b) The information set forth in the sections entitled "Share Exchange Proposed--Your Vote is Very Important," "Questions and Answers about the Kentucky Investors/Investors Heritage Share Exchange," "Summary--The Share Exchange," "The Share Exchange-- General" in the

Proxy Statement, and in Annex A--Share Exchange Agreement to the
Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) and (g)     Not applicable.

     (f) The information set forth in "Effect of Share Exchange on OTC Bulletin Board Listings" in the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the sections entitled "Share Exchange Proposed--Your Vote is Very Important," "Questions and Answers about the Kentucky Investors/Investors Heritage Share Exchange," "Summary--The Share Exchange," "The Share Exchange Agreement--General" and "Opinion of Financial Advisor" in the Proxy Statement, and in Annex A--Share Exchange Agreement to the Proxy Statement is incorporated herein by reference.

     (b) The following is an estimate of fees and expenses to be incurred in connection with the share exchange:

Legal Fees and Expenses of Kentucky Investors Counsel...  $ 80,000
Accountants' Fees and Expenses..........................   200,000
Financial Advisor to Special Committee..................    75,000
Printing................................................    25,000
Filing Fees.............................................     3,000
Mailing.................................................     7,500
Miscellaneous...........................................    10,000
                                                          --------
          Total.........................................  $400,500
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     (c)-(d)   Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) The information set forth in the sections entitled "Questions and Answers about the Kentucky Investors/Investors Heritage Share Exchange," "The Share Exchange--Background of the Share Exchange," "The Share Exchange--Kentucky Investors' Reasons for the Share Exchange" and "The Share Exchange--Investor Heritage's Reasons for the Share Exchange; Recommendation of the Investors Heritage Board" in the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Share Exchange Proposed-Your Vote is Very Important," "Questions and Answers about the Kentucky Investors/Investors Heritage Share Exchange," "Summary--Ownership of Kentucky Investors Following the Share Exchange," "Summary--The Share Exchange," "Comparative Historical and Pro Forma Per Share Data," "The Share Exchange-- United States Federal Tax Considerations" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)  The information set forth in the sections entitled
"Summary--The Share Exchange," "The Share Exchange--Background of the Share Exchange" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (b)  The information set forth in the sections entitled "The
Share Exchange--Kentucky Investors' Reasons for the Share
Exchange," "The Share Exchange--Investors Heritage's Reasons for the Share Exchange; Recommendation of the Investors Heritage Board" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (c)  The information set forth in the sections entitled
"Summary--Vote Required to Approve the Share Exchange" and "The
Special Meeting--Voting Rights; Votes Required for Approval" in the Proxy Statement is incorporated herein by reference.

     (d)  The information set forth in the sections entitled
"Summary--The Share Exchange," "The Share Exchange--Background of the Share Exchange" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (e)  The information set forth in the section entitled "The
Share Exchange--Background of the Share Exchange" in the Proxy
Statement is incorporated herein by reference.

     (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)  The information set forth in the sections entitled
"Summary--The Share Exchange," "The Share Exchange--Background of the Share Exchange" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (b)(1)-(5) The information set forth in the sections entitled "Summary--The Share Exchange," "The Share Exchange-- Background of the Share Exchange" and "Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (b)(6)    The information set forth in the section entitled
"Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "Where You Can Find More Information" in the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  The information set forth in the sections entitled
"Voting Securities" and "Election of Directors" in the 1999
Investors Heritage Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the section entitled "The Share Exchange Agreement--Investors Heritage Board and Stockholders Meeting" in the Proxy Statement, and in Annex A--Share Exchange Agreement to the Proxy Statement is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in the sections entitled "Summary--The Share Exchange," "The Share Exchange--Background of the Share Exchange," "The Share Exchange--Kentucky Investors' Reasons for the Share Exchange" and "Interests of Certain Persons in the Share Exchange" in the Proxy Statement is incorporated herein by reference.

     (b) No persons identified in Item 12(a) have made any recommendations in support of or opposed to the Rule 13e-3 transaction.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a)  The information set forth in the sections entitled
"Summary--The Share Exchange" and "The Share Exchange--Dissenters' Rights of Investors Heritage Stockholders" in the Proxy Statement and in Annex C--Subtitle 13 of Chapter 271B of the Kentucky Revised Statutes to the Proxy Statement is incorporated herein by reference.

     (b)-(c)   Not applicable.

ITEM 14.  CONSOLIDATED FINANCIAL STATEMENTS.

     (a)(1) The consolidated financial statements and notes appear on pages 30-47 in the 1998 Annual Report and are incorporated herein by reference.

        (2)    The unaudited consolidated financial statements in
Part I, Item 1 of the Investors Heritage June 30, 1999 Form 10-Q are incorporated herein by reference.

        (3)    Not applicable.

        (4)    The information set forth in the section entitled
"Comparative Historical and Pro Forma Per Share Data" in the Proxy Statement is incorporated herein by reference.

     (b)(1)-(2) The information set forth in the sections entitled "Comparative Historical and Pro Forma Per Share Data" and
"Unaudited Pro Forma Financial Data" in the Proxy Statement is incorporated herein by reference.

        (3)    The information set forth in the section entitled
"Comparative Historical and Pro Forma Per Share Data" in the Proxy Statement is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the sections entitled "Questions and Answers about the Kentucky Investors/Investors Heritage Share Exchange" and "The Special Meeting--Voting of Proxies" in the Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.

     Additional information is set forth in the Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     The Exhibit Index attached to this Transaction Statement is incorporated herein by reference.

                              SIGNATURE
                              ---------

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS
STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  September 28, 1999    KENTUCKY INVESTORS, INC.



                              By: /s/ Harry Lee Waterfield II
                                 -------------------------------

                              Title:  President
                                    ----------------------------

                            EXHIBIT INDEX


Exhibit
Number    Description
------    -----------

17(a)     Not Applicable
17(b)(1) Fairness Opinion of The Robinson-Humphrey Company, LLC (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus filed as Exhibit 17(d)(1) hereto).
17(c)(1) Share Exchange Agreement, dated as of September 24, 1999, between Investors Heritage Life Insurance Company and Kentucky Investors, Inc. (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus filed as Exhibit 17(d)(1) hereto).
17(d)(1)  Proxy Statement/Prospectus (filed herewith).
17(d)(2) The 1998 Investors Heritage Life Insurance Company and Kentucky Investors, Inc. Annual Report (filed herewith).
17(d)(3) The Kentucky Investors, Inc. Annual Report on Form 10-K for the year ended December 31, 1998 (filed herewith).
17(d)(4) The Proxy Statement for the Investors Heritage Life Insurance Company Meeting of Stockholders on May 13, 1999 (filed herewith).
17(d)(5) The Proxy Statement for the Annual Meeting of Stockholders of Kentucky Investors, Inc. on May 13, 1999 (filed herewith).
17(d)(6) The Investors Heritage Life Insurance Company Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (filed herewith).
17(e) Subtitle 13 of Chapter 271B of the Kentucky Revised Statutes (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus filed as Exhibit 17(d)(1) hereto).
17(f)     Not applicable.
23.1      Consent of Ernst & Young LLP, Independent Auditors.
99.1      Consent of The Robinson-Humphrey Company, LLC.